July 22, 2005

Via Facsimile and U.S. Mail

Julian Jensen, Esq.
Jensen, Duffin & Dibb, LLP
311 South State Street
Suite 380
Salt Lake City, Utah 84111

RE:	Croff Enterprises, Inc.
	Draft Revised Schedule 14D-9 submitted July 19, 2005
	SEC File No. 5-32384

Dear Mr. Jensen:

      We have the following comments on the above-referenced draft:

Schedule 14D-9

1. We note the revised disclosure in response to comment 3. The company has changed the disclosure to avoid any reference to the fact that the offer is "a good alternative, from a financial perspective" and "reasonable from a financial perspective." We also note that the company has removed references to information the board considered, such as the most current reserve report and the board`s projections regarding the recoverable value of the company`s assets, etc. Furthermore, the current disclosure of the factors considered by the board does not include all the information disclosed in the previous filing. Please revise the document to disclose all of the information the board considered in reaching its recommendation and the bases for the board`s conclusions. If the board no longer feels that the offer is "reasonable" or a "good alternative from a financial perspective," then it appears that you should revise the filing to state the change in position and the reasons for the change.

2. Please revise page 4 to disclose all communications with security holders. It appears you have eliminated the reference to the prior letter.

3. Please revise the disclosure on page 8 to eliminate the reference to "effectiveness" of this Schedule and to avoid any implication that the staff approves or disapproves of the content of the Schedule.

*  *  *


      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262.
You may also contact me by facsimile at (202) 772-9203.

								Sincerely,


								Abby Adams
								Special Counsel
								Office of Mergers &
Acquisitions
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Julian Jensen, Esq.
July 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE